FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated January 21, 2010 announcing the Bank’s Financial Results
2.	Report of B S R & Co., statutory auditors of the Bank
3.	Financial Results for the three-month and nine-month periods ended December 31, 2009
4.	News Release dated January 21, 2010 relating to changes in the Board of Directors of the Bank

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 21, 2010

Performance Review – Quarter ended December 31, 2009

•	6% sequential increase in standalone profit after tax to Rs. 1,101 crore for the quarter ended December 31, 2009 from Rs. 1,040 crore for the quarter ended September 30, 2009

•	Net interest margin increased to 2.6% for the quarter ended December 31, 2009 from 2.4% for the quarter ended December 31, 2008 and 2.5% for the quarter ended September 30, 2009

•	Current and savings account (CASA) deposits increased by Rs. 15,579 crore during the nine months ended December 31, 2009

•	CASA ratio increased to 39.6% at December 31, 2009 from 27.4% at December 31, 2008 and 36.9% at September 30, 2009

•	Strong capital adequacy ratio of 19.4% and Tier-1 capital adequacy ratio of 14.2%; Tier-1 capital adequacy ratio highest among large Indian banks

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited unconsolidated accounts and the unaudited consolidated accounts of the Bank for the quarter ended December 31, 2009.

Profit & loss account

•
Profit after tax increased by 6% sequentially to Rs. 1,101 crore (US$ 237 million) for the quarter ended December 31, 2009 (Q3-2010) from Rs. 1,040 crore (US$ 224 million) for the quarter ended September 30, 2009 (Q2-2010). Profit after tax was lower than Rs. 1,272 crore (US$ 273 million) for the quarter ended December 31, 2008 (Q3-2009) due to absence of treasury income in Q3-2010 compared to treasury income of Rs. 976 crore (US$ 210 million) in Q3-2009, on account of increase in yields on government securities in Q3-2010 compared to decline in yields in Q3-2009.

•
Profit after tax for the nine months ended December 31, 2009 (9M-2010) was Rs. 3,019 crore (US$ 649 million) compared to Rs. 3,014 crore (US$ 648 million) for the nine months ended December 31, 2008 (9M-2009).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
Net interest margin increased to 2.6% in Q3-2010 from 2.4% in Q3-2009 and 2.5% in Q2-2010. Net interest income increased sequentially to Rs. 2,058 crore (US$ 442 million) in Q3-2010 from Rs. 2,036 crore (US$ 438 million) in Q2-2010. Net interest income increased by 3% from Rs. 1,990 crore (US$ 428 million) in Q3-2009 despite a decrease in loan book.

•	Fee income increased to Rs. 1,422 crore (US$ 306 million) in Q3-2010 from Rs. 1,387 crore (US$ 298 million) in Q2-2010. Fee income increased by 6% from Rs. 1,347 crore (US$ 289 million) in Q3-2009.

•
Operating expenses (including direct marketing agency expenses) decreased by 3% to Rs. 1,342 crore (US$ 288 million) in Q3-2010 from Rs. 1,379 crore (US$ 296 million) in Q2-2010. Operating expenses decreased by 20% from Rs. 1,680 crore (US$ 361 million) in Q3-2009.

•	Total provisions decreased to Rs. 1,002 crore (US$ 215 million) in Q3-2010 from Rs. 1,071 crore (US$ 230 million) in Q2-2010. Provisions were Rs. 1,008 crore (US$ 217 million) in Q3-2009.

Balance sheet

The Bank has made further progress in its strategy of strengthening its deposit franchise. This is reflected in the continued growth in savings and current account deposits and increase in the CASA ratio. The Bank continues to invest in expansion of its branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products.

CASA deposits grew by 36% from Rs. 57,382 crore (US$ 12.3 billion) at December 31, 2008 to Rs. 78,247 crore (US$ 16.8 billion) at December 31, 2009 and the CASA ratio at December 31, 2009 was 39.6%. Total deposits of the Bank were Rs. 197,653 crore (US$ 42.5 billion) at December 31, 2009, compared to Rs. 197,832 crore (US$ 42.5 billion) at September 30, 2009.

The branch network of the Bank stood at 1,626 at January 21, 2010. The Bank is in the process of implementing the 580 branch licenses received from Reserve Bank of India which would expand the branch network to about 2,000 branches, giving the Bank a wide distribution reach in the country.

The loan book of the Bank decreased to Rs. 179,269 crore (US$ 38.5 billion) at December 31, 2009 from Rs. 190,860 crore (US$ 41.0 billion) at September 30, 2009 mainly due to the repayments from the retail loan portfolio and the loan portfolio of overseas branches.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at December 31, 2009 as per Reserve Bank of India’s Basel II norms was 19.4% and Tier-1 capital adequacy was 14.2%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased to Rs. 4,416 crore (US$ 949 million) at December 31, 2009 from Rs. 4,558 crore (US$ 980 million) at September 30, 2009. At December 31, 2009, the Bank’s net non-performing asset ratio was at the same level as September 30, 2009 at 2.19%.

Consolidated profits

Consolidated profit after tax of the Bank increased by 18% to Rs. 3,328 crore (US$ 715 million) for 9M-2010 from Rs. 2,829 crore (US$ 608 million) for 9M-2009.

Overseas banking subsidiaries

ICICI Bank Canada’s profit after tax for Q3-2010 was CAD 4.8 million. ICICI Bank Canada’s capital position continued to be strong with a capital adequacy ratio of 23.5% at December 31, 2009. ICICI Bank UK’s profit after tax for Q3-2010 was USD 7.3 million. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 17.0% at December 31, 2009.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) maintained its position as the largest private sector life insurer based on retail new business weighted received premium during 9M-2010. ICICI Life’s new business annualised premium equivalent (APE) increased by 49% to Rs. 1,495 crore (US$ 321 million) in Q3-2010 from Rs. 1,002 crore (US$ 215 million) in Q3-2009. Renewal premium in Q3-2010 increased by 20% compared to Q3-2009, reflecting the long term sustainability of the business. ICICI Life’s unaudited New Business Profit (NBP) increased by 48% to Rs. 282 crore (US$ 61 million) in Q3-2010 from Rs. 190 crore (US$ 41 million) in Q3-2009. Assets held increased 89% to Rs. 53,619 crore (US$ 11.5 billion) at December 31, 2009 from Rs. 28,445 crore (US$ 6.1 billion) at December 31, 2008.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during 9M-2010. ICICI General’s premium in Q3-2010 was Rs. 833 crore (US$ 179 million). ICICI General’s profit after tax for Q3-2010 was Rs. 43 crore (US$ 9 million).

Securities and asset management

ICICI Prudential Asset Management Company’s profit after tax for Q3-2010 was Rs. 40 crore (US$ 9 million) and ICICI Securities’ profit after tax for Q3-2010 was Rs. 37 crore (US$ 8 million).

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	FY 2009	Q3-2009	9M-2009	Q2-2010	Q3-2010	9M-2010
Net interest income	8,367	1,990	6,228	2,036	2,058	6,079
Non-interest income	7,603	2,515	5,930	1,824	1,673	5,587
- Fee income	6,524	1,347	5,181	1,387	1,422	4,128
- Lease and other income	636	192	520	140	277[1]	474[1]
- Treasury income	443	976	229	297	(26)	985
Less:
Operating expense	6,306	1,577	4,754	1,358	1,311	4,134
Direct market agent (DMA)[2] expense	529	103	476	21	31	80
Lease depreciation	210	54	158	46	20	119
Operating profit	8,925	2,771	6,770	2,435	2,369	7,333
Less: Provisions	3,808	1,008	2,724	1,071	1,002	3,397
Profit before tax	5,117	1,763	4,046	1,364	1,367	3,936
Less: Tax	1,359	491	1,032	324	266	917
Profit after tax	3,758	1,272	3,014	1,040	1,101	3,019
1.	Includes profit of Rs. 203 crore related to transfer of merchant acquiring operations to new entity 81% owned by First Data.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
                                     Rs. crore
	March 31, 2009	December 31, 2008	December 31, 2009
Assets
Cash & bank balances	29,966	27,083	30,578
Advances	218,311	212,521	179,269
Investments	103,058	106,538	123,409
Fixed & other assets	27,966	28,268	22,972
Total	379,301	374,410	356,228
Liabilities
Networth	49,533	50,035	52,240
- Equity capital	1,113	1,113	1,114
- Reserves	48,420	48,922	51,126
Preference capital	350	350	350
Deposits	218,348	209,065	197,653
CASA ratio	28.7%	27.4%	39.6%
Borrowings	92,805	99,069	91,479
Other liabilities	18,265	15,891	14,506
Total	379,301	374,410	356,228

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as will” , “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue”, and similar expressions or variations of such expressions may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate in or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of non performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.53

Item 2

B S R & Co. (Registered) Chartered Accountants	KPMG House Kamala Mills Compound 448, Senapati Bapat Marg Lower Parel, Mumbai - 400 013 India	Telephone Fax	+91(22) 3044 0800 +91(22) 3044 0900

Auditors’ Report on Quarterly Financial Results of ICICI Bank Limited pursuant to Clause 41 of the Listing Agreement

To the Board of Directors

ICICl Bank Limited

1.
We have audited the quarterly condensed financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 December 2009 and the year to date results for the period 1 April 2009 to 31 December 2009, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the listing agreement. These quarterly condensed financial results as well as the year to date condensed financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these condensed financial results based on our audit of such interim condensed financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of the Singapore, Bahrain and Hong Kong branches of the Bank, whose financial statements reflect total assets of Rs 778,824.0 million as at 31 December 2009 and total revenues of Rs 9,027.9 million for the three months then ended and total revenues of Rs 32,968.1 million for nine months then ended. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and which were relied upon by us for our opinion on the condensed financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us these quarterly condensed financial results:

a)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

b)	give a true and fair view of the net profit for the quarter ended 31 December 2009 as well as the year to date results for the period from 1 April 2009 to 31 December 2009.

B S R & Co.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by management of the Bank, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of non promoter shareholdings, as furnished by the Bank in terms of clause 35 of the listing agreement and found the same to be correct.

For B S R & Co.
Chartered Accountants
/s/ Akeel Master
Akeel Master
Partner
Membership No: 046768

Mumbai
21 January 2010

Item 3

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
  (Rupees in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	6,089.57	7,836.08	19,879.95	23,562.86	31,092.55
	a) Interest/discount on advances/bills	3,976.36	5,658.44	13,555.95	17,123.99	22,323.83
	b) Income on investments	1,691.33	1,846.80	4,895.42	5,529.08	7,403.06
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	108.08	148.29	494.48	413.33	518.71
	d) Others	313.80	182.55	934.10	496.46	846.95
2.	Other income	1,673.14	2,514.54	5,586.81	5,930.05	7,603.72
3.	TOTAL INCOME (1)+(2)	7,762.71	10,350.62	25,466.76	29,492.91	38,696.27
4.	Interest expended	4,031.48	5,845.67	13,800.53	17,335.08	22,725.93
5.	Operating expenses (e)+(f)+(g)	1,362.39	1,734.11	4,332.94	5,388.06	7,045.11
	e) Employee cost	427.02	503.00	1,343.09	1,514.28	1,971.70
	f) Direct marketing expenses	31.31	102.96	79.71	475.79	528.92
	g) Other operating expenses	904.06	1,128.15	2,910.14	3,397.99	4,544.49
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	5,393.87	7,579.78	18,133.47	22,723.14	29,771.04
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,368.84	2,770.84	7,333.29	6,769.77	8,925.23
8.	Provisions (other than tax) and contingencies	1,002.16	1,007.70	3,397.11	2,723.72	3,808.26
9.	Exceptional items	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,366.68	1,763.14	3,936.18	4,046.05	5,116.97
11.	Tax expense (h)+(i)	265.62	490.99	916.77	1,031.68	1,358.84
	h) Current period tax	463.13	504.15	1,258.47	1,448.42	1,830.51
	i) Deferred tax adjustment	(197.51)	(13.16)	(341.70)	(416.74)	(471.67)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,101.06	1,272.15	3,019.41	3,014.37	3,758.13
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,101.06	1,272.15	3,019.41	3,014.37	3,758.13
15.	Paid-up equity share capital (face value Rs. 10/-)	1,114.17	1,113.29	1,114.17	1,113.29	1,113.29
16.	Reserves excluding revaluation reserves	51,126.33	48,922.00	51,126.33	48,922.00	48,419.73
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..
	ii) Capital adequacy ratio	19.40%	15.58%	19.40%	15.58%	15.53%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in Rs.)	9.89	11.43	27.12	27.08	33.76
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in Rs.)	9.84	11.42	27.01	27.01	33.70

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
18.	NPA Ratio[1,2]
	i) Gross non-performing advances (net of write-off)	8,925.55	8,988.08	8,925.55	8,988.08	9,649.31
	ii) Net non-performing advances	4,356.83	4,400.23	4,356.83	4,400.23	4,553.94
	iii) % of gross non-performing advances (net of write-off) to gross advances	4.84%	4.14%	4.84%	4.14%	4.32%
	iv) % of net non-performing advances to net advances	2.43%	2.07%	2.43%	2.07%	2.09%
19.	Return on assets (annualised)	1.27%	1.36%	1.13%	1.04%	0.98%
20.	Public shareholding
	i) No. of shares	1,114,131,968	1,113,250,642	1,114,131,968	1,113,250,642	1,113,250,642
	ii) Percentage of shareholding	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
22.	Deposits	197,652.94	209,065.03	197,652.94	209,065.03	218,347.82
23.	Advances	179,269.09	212,521.34	179,269.09	212,521.34	218,310.85
24.	Total assets	356,228.35	374,409.94	356,228.35	374,409.94	379,300.96
1.
At September 30, 2009, the gross non-performing advances (net of write-off) were Rs. 9,200.89 crore and the net non-performing advances were Rs. 4,499.05 crore. The percentage of gross non-performing advances (net of write-off) to gross advances was 4.69% and percentage of net non-performing advances to net advances was 2.36% at September 30, 2009.

2.
The percentage of gross non-performing customer assets to gross customer assets was 4.39% and net non-performing customer assets to net customer assets was 2.19% at December 31, 2009. Customer assets include advances and credit substitutes.

CONSOLIDATED FINANCIAL RESULTS
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	March 31, 2009
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	14,176.84	16,922.73	43,387.75	47,157.49	64,153.08
2.	Net profit	1,148.66	1,559.76	3,328.49	2,828.51	3,576.95
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for quarter/period) (in Rs.)	10.31	14.01	29.89	25.41	32.13
	b) Diluted EPS (not annualised for quarter/period) (in Rs.)	10.26	14.00	29.75	25.35	32.07

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	March 31, 2009
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	4,272.94	5,683.45	13,706.20	17,839.30	23,015.21
b	Wholesale Banking	4,378.46	6,051.51	15,013.62	19,154.92	24,807.71
c	Treasury	5,556.84	8,291.39	19,323.85	22,089.57	29,590.87
d	Other Banking	68.50	202.68	307.62	480.70	612.57
	Total segment revenue	14,276.74	20,229.03	48,351.29	59,564.49	78,026.36
	Less: Inter segment revenue	6,514.03	9,878.41	22,884.53	30,071.58	39,330.09
	Income from operations	7,762.71	10,350.62	25,466.76	29,492.91	38,696.27
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(231.97)	85.73	(991.19)	491.12	58.05
b	Wholesale Banking	1,067.92	587.67	2,593.55	2,884.45	3,413.31
c	Treasury	469.72	920.02	2,167.42	379.11	1,284.35
d	Other Banking	61.01	169.72	166.40	291.37	361.26
	Total segment results	1,366.68	1,763.14	3,936.18	4,046.05	5,116.97
	Unallocated expenses	..	..	..	..	..
	Profit before tax	1,366.68	1,763.14	3,936.18	4,046.05	5,116.97
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(41,176.77)	(2,617.58)	(41,176.77)	(2,617.58)	(15,889.85)
b	Wholesale Banking	25,695.90	13,247.01	25,695.90	13,247.01	24,549.79
c	Treasury	61,635.48	33,856.37	61,635.48	33,856.37	36,988.70
d	Other Banking	637.38	900.90	637.38	900.90	572.04
e	Unallocated	5,798.51	4,998.59	5,798.51	4,998.59	3,662.34
	Total	52,590.50	50,385.29	52,590.50	50,385.29	49,883.02

Notes on segmental results:
1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:
1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
During the three months ended December 31, 2009, the Bank and First Data, a global leader in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81% owned by First Data, was formed, which has acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 374.40 crore. The Bank realised a profit of Rs. 202.90 crore from this transaction, which is included in ‘Other income’.

3.	During the three months ended December 31, 2009, the Bank has allotted 567,823 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
4.	Status of equity investors’ complaints/grievances for the three months ended December 31, 2009:

Opening balance	Additions	Disposals	Closing balance
0	6	6	0

5.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
6.	The above financial results have been approved by the Board of Directors at its meeting held on January 21, 2010.
7.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
8.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : January 21, 2010	Executive Director & CFO

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 21, 2010

The Board of Directors of ICICI Bank Limited (NYSE: IBN) has appointed Mr. Homi R. Khusrokhan and Mr. V. Sridar as non-executive Directors.

Mr. Homi R. Khusrokhan retired as the Managing Director of Tata Chemicals Limited in 2008. He has over 40 years experience in the corporate sector. He has earlier been the Managing Director of Tata Tea Limited and Glaxo India Limited. He has experience and expertise in agriculture related businesses, international business and mergers & acquisitions.

Mr. V. Sridar retired as Chairman & Managing Director of UCO Bank in 2007. He has over 35 years of experience in the Indian banking sector. He started his career with Union Bank of India. Prior to becoming Chairman & Managing Director of UCO Bank, he was Chairman of the National Housing Bank and Executive Director of UCO Bank.

Mr. Homi R. Khusrokhan and Mr. V. Sridar would hold office up to the date of the next Annual General Meeting, when their appointment would be considered by the shareholders of ICICI Bank.

Mr. P. M. Sinha, non-executive Director of ICICI Bank, today retired from the Board on completion of the maximum tenure of eight years permitted for non-executive Directors of banks under the Banking Regulation Act. Mr. Sinha joined the Board of ICICI Bank in January 2002, and his guidance has been invaluable to the Bank during a period of growth and transformation. The Board of Directors placed on its record its deep appreciation of Mr. Sinha’s contribution to the Bank.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 21, 2010	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager – Joint Company Secretary & Head Compliance – Non Banking Subsidiaries